June 10, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Draft Registration Statement on Form S-1
Submitted May 8, 2014
CIK No. 1484565

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 3, 2014 relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 1484565) filed with the Commission on May 8, 2014 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a Registration Statement (the “Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission

June 10, 2014

Artwork

1. You may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Additionally, it is not appropriate to highlight key product features and performance claims in your artwork without balancing the presentation to highlight key product limitations and/or competitive disadvantages. Please revise your graphics accordingly.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised its graphics in the Registration Statement to exclude product features and performance claims.

2. We refer to your disclosure on page 10 indicating that you have not generated any revenues from commercial product sales. To the extent that you seek to highlight your “CoSense™” product in the gatefold to the prospectus, please balance your presentation by explaining briefly that you have not generated revenues from this product.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has added text in the gatefold of the Registration Statement to clarify that the product is set for commercial launch in the second half of 2014. In addition, page 1 of the Registration Statement has been revised to explicitly reinforce the fact that, because the products have not yet launched, they have not generated any commercial sales to date.

3. Please balance your disclosure within the opening paragraph concerning your products under development by also highlighting your disclosure on page 10 that you have not generated commercial sales to date. With respect to your Serenz technology, please tell us why you believe it is appropriate to highlight the positive results from clinical trials without also highlighting: (1) negative results from these trials, as discussed on page 88 and (2) the challenges you face in achieving regulatory approval and commercialization, as discussed on page 89.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Registration Statement to reflect that neither CoSense nor Serenz have generated commercial sales to date.

With respect to the Serenz trial results, the Company acknowledges the Staff’s comment and has revised page 3 of the Registration Statement to specify that the negative clinical trial results referenced by the Staff are with respect to the use of Serenz under a scheduled dosing regimen, as opposed to the as-needed use of Serenz for which the Company expects to seek

U.S. Securities and Exchange Commission

June 10, 2014

regulatory approval. With respect to regulatory challenges, the Company acknowledges the Staff’s comment and has revised page 3 to specify that the regulatory pathway as determined by the FDA may require Phase 3 trials, which will not be funded by the proceeds from this offering.

CoSense, page 1

4. Your disclosure on page 1 indicates that the ETCO measurement provides “a direct measurement” of bilirubin production; however, your disclosure on page 76 and elsewhere indicates that CoSense measures carbon monoxide and “estimates” bilirubin production. Please revise or advise.

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1-2 and 76 of the Registration Statement to explain that ETCO measures bilirubin production from hemolysis because CO is a direct chemical byproduct of hemolysis.

5. We note your disclosures on pages 16 and 74 concerning transcutaneous monitors. Please explain to us why you believe that these transcutaneous monitors would not enable physicians to practice in accordance with the AAP guidelines when evaluating jaundiced neonates.

RESPONSE TO COMMENT 5: The Company acknowledges the Staff’s comment. The Company has revised the disclosure on pages 1-2 of the Registration Statement to clarify the application for which the AAP guidelines apply. The AAP guidelines recommend the use of ETCO for assessment of hemolysis in neonates with jaundice. While hemolysis is a potential cause of elevated bilirubin levels, it is only one of several causes. Transcutaneous or serum bilirubin measurements measure bilirubin at a point in time, and do not confirm that hemolysis is the cause of high bilirubin levels. Therefore, they cannot enable practice that measures hemolysis. The Company further advises that the AAP guidelines are subject to interpretation and has included a risk factor outlining this concept to pages 17-18 of the Registration Statement.

6. Please tell us the basis of your belief that CoSense has an advantage relative to competitive products with respect to its “accuracy over a range of operating environments.”

RESPONSE TO COMMENT 6: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 81 of the Registration Statement to specify that the advantage is with respect to accuracy over a range of carbon monoxide concentrations that are clinically relevant to the detection of hemolysis.

U.S. Securities and Exchange Commission

June 10, 2014

Our Breath Analysis Technology Platform, page 2

7. Please revise to clarify, if true, that CoSense also utilizes the same Breath Analysis Technology Platform.

RESPONSE TO COMMENT 7: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 77 of the Registration Statement to confirm that CoSense also utilizes the same platform. The Company further advises the Staff that the Breath Analysis Technology Platform has been renamed and will be hereafter referred to as the Sensalyze Technology Platform.

Serenz, page 3

8. Please tell us how the clinical trials described on pages 87-89 support your disclosure that Serenz has shown “a rapid and almost immediate onset of effect.”

RESPONSE TO COMMENT 8: The Company acknowledges the Staff’s comment and has revised the text on pages 3, 92 and 94 to describe the onset as “within 30 minutes,” consistent with the efficacy time points measured in our clinical trials.

9. Please balance your Summary discussion of Serenz by also highlighting (i) your disclosure on page 18 indicating that the mechanism of action for Serenz has not been determined or validated (ii) your disclosure on page 53 that following this offering you will need additional funds to fund Phase III clinical trials and (iii) your disclosure on pages 17, 22 and 89 indicating that GlaxoSmithKline has expressed an intention to terminate your development and commercialization relationship based on its belief that Serenz would be classified as a drug-device combination and that termination of this relationship may negatively impact perceptions of Serenz’ potential.

RESPONSE TO COMMENT 9: The Company acknowledges the Staff’s comment and has revised the disclosures (1) on page 3 of the Registration Statement to specify that the mechanism of action of Serenz is unknown, (2) on page 3 of the Registration Statement to note the need for additional funds for Phase 3 clinical trials should such trials become necessary for approval in the U.S., (3) on page 3 of the Registration Statement to acknowledge that the regulatory pathway will have a material effect on the level of investment required in order to fund clinical trials, and (4) on page 3 to discuss the termination of the agreement with GSK.

U.S. Securities and Exchange Commission

June 10, 2014

Risks Associated With Our Business, page 3

10. Please revise your Summary to highlight the risks that you describe: (i) on page 10 concerning the significant losses you have incurred since inception, your anticipated losses for the foreseeable future and the size of your accumulated deficit to date, and (ii) on page 14 concerning the “going concern” qualification provided by your auditors for the fiscal year ended December 31, 2013.

RESPONSE TO COMMENT 10: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 3 and 4 of the Registration Statement to highlight the risks related to (i) the significant losses we have incurred since inception, anticipated losses for the foreseeable future and the size of our accumulated deficit to date, and (ii) the “going concern” qualification provided by our auditors for the fiscal year ended December 31, 2013.

Healthcare reform measures…, page 39

11. Please revise here and elsewhere as appropriate to indicate whether the 2.3% tax will apply to sales of your CoSense product.

RESPONSE TO COMMENT 11: The Company acknowledges the Staff’s comment and has revised its disclosure on page 41 of the Registration Statement, providing that the 2.3% tax on sales of medical devices will be applicable to sales of CoSense devices, and may be applicable to CoSense consumables and Serenz devices.

Risk Factors, page 45

12. We reference the discussion on page 45 of the material adjustments to various accounts that resulted in a restatement to your financial statements and led you to conclude there were material weaknesses. Please explain to us the nature of these adjustments. We see you reference Management’s Discussion and Analysis for disclosure of your remediation plan and the actions that you have executed during 2014 related to the material weaknesses. Please tell us where this disclosure is included in your filing.

RESPONSE TO COMMENT 12: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 47 and 75 of the Registration Statement to add detail regarding (1) the nature of the material weaknesses identified and (2) remediation efforts and the Company’s plan for further remediation.

U.S. Securities and Exchange Commission

June 10, 2014

Cautionary Statement…, page 50

13. You may not disclaim responsibility for the accuracy and completeness of your disclosure nor may you qualify your disclosure by reference to “law.” Accordingly, please revise to remove this disclaimer.

RESPONSE TO COMMENT 13: The Company acknowledges the Staff’s comment and has revised its disclosure on page 53 of the Registration Statement to remove this disclaimer.

Market, Industry and Other Data, page 52

14. Please revise to disclose which market research you commissioned and who you commissioned to perform it. Please also file their consent as an exhibit to the registration statement. Refer to Rule 436(a).

RESPONSE TO COMMENT 14: The Company acknowledges the Staff’s comment and has revised its disclosure on page 54 of the Registration Statement to disclose which market research we commissioned and who we commissioned to perform it. The Company further advises that it has filed the requisite consent as an exhibit to the Registration Statement.

Use of Proceeds, page 53

15. Please revise page 53 to disclose the approximate amount of proceeds to be used for each of the purposes identified in the third and fifth paragraphs. Please also revise your Summary disclosure on pages 5-6 to highlight briefly the amounts to be used for each of these purposes.

RESPONSE TO COMMENT 15: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6-7 and 55 of the Registration Statement to quantify the intended use of proceeds.

Capitalization, page 55

16. Please revise to remove cash and cash equivalents from the table on page 55 since this is not a component of your capitalization for purposes of this disclosure

RESPONSE TO COMMENT 16: The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Registration Statement accordingly.

U.S. Securities and Exchange Commission

June 10, 2014

17. Please explain to us the terms and provisions of the conversion of the convertible promissory notes and convertible preferred stock and whether this is automatic prior to the closing of the offering or if there are certain conditions that must be met for the conversion.

RESPONSE TO COMMENT 17: The Company acknowledges the Staff’s comment and has revised its disclosure on page 8, 10, 48, 57, and F-10 of the Registration Statement to clarify that the conversion of the convertible promissory notes and convertible preferred stock is automatic prior to the closing of the offering that is contemplated by the Company pursuant to this prospectus.

Management’s Discussion and Analysis

Common Stock Valuation Methodologies, page 66

18. Please revise to disclose the estimate of the fair value of your stock based on the methodologies discussed on pages 65 and 66.

RESPONSE TO COMMENT 18: The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 and F-28 of the Registration Statement to include the estimated fair value of the Company’s common stock.

Results of Operations, page 67

19. Please revise to include a discussion of your revenue for fiscal 2013.

RESPONSE TO COMMENT 19: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement to include a discussion of fiscal 2013 revenue.

Liquidity and Capital Resources, page 68

20. We note you expect significant expenditures in the future. Please revise to disclose your estimated working capital needs and capital expenditures over the next year and discuss plans to fund your liquidity requirements.

RESPONSE TO COMMENT 20: The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Registration Statement accordingly. The Company further advises that they would adapt their operating plan to the financing resources available to us, so as to sustain operations for the duration described even if this offering is not completed.

U.S. Securities and Exchange Commission

June 10, 2014

Contractual Obligations…, page 69

21. Please tell us why the note obligations referenced on pages F-21 are not included in the table. Please also add a footnote that discusses the additional debt issued since the conclusion of the fiscal year ended December 31, 2013.

RESPONSE TO COMMENT 21: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement and deleted the table referenced by the Staff because the table only listed lease obligations, which are addressed in detail in the text on page 73 of the Registration Statement. The Company respectfully advises the Staff that the note obligations referenced on page F-22 were not included in the table because interest under all outstanding notes is accrued but not paid; that is, the interest is applied to the value of the note at the time of conversion, but no interest payments are due before that date. With respect to additional debt issued since the conclusion of the fiscal year ended December 31, 2013, the Company further advises the Staff that, although the table has been deleted, the referenced debt is described on page 73-74 of the Registration Statement.

Convertible Promissory Notes, page 70

22. Please revise MD&A and your financial statements to disclose how you accounted for the 25% and 30% conversion discounts discussed on pages 70 and 71.

RESPONSE TO COMMENT 22: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 74 of the Registration Statement to specify how the Company accounted for debt discounts.

JOBS Act accounting election, page 71

23. Please reconcile your disclosure on page 71 that you will adopt the extended transition period with your disclosure on page 43 that you have irrevocably elected not to avail yourself of the exemption.

RESPONSE TO COMMENT 23: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 45 and 74 of the Registration Statement to note that we are electing to avail ourselves of the exemption and take advantage of the extended transition period available under the JOBS Act.

U.S. Securities and Exchange Commission

June 10, 2014

Business, page 72

24. When discussing the results and findings for your clinical trials, please replace or supplement terms such as “high” accuracy, “low” imprecision, “close correlation,” “statistically significant improvements,” “signs of efficacy” and other similarly vague statements with quantified disclosure that supports each assessment.

RESPONSE TO COMMENT 24: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 82, 83, and 84 of the Registration Statement accordingly. We have also added statistical “p-values” where available and appropriate.

Limitations of Current Diagnostic Methods, page 74

25. Please revise to explain the basis for your statements here, on pages 82-83, and elsewhere concerning the inaccuracy of the diagnostic tools currently available in the marketplace.

RESPONSE TO COMMENT 25: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and of the Registration Statement.

26. Please tell us why you do not include discussion of gas chromatography in this section. In this regard, we note your disclosure on page 78 of the trial comparing the relative performance of gas chromatography and CoSense.

RESPONSE TO COMMENT 26: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Registration Statement to include a discussion of gas chromatography. Gas chromatography is a laboratory-based, complex procedure that requires a highly trained operator. It is useful in some clinical circumstances (such as arterial blood gas measurements) but is often used in a research setting, such as the clinical trial conducted at Stanford with CoSense. Is not widely performed in clinical settings, particularly for tests like hemolysis detection, where a test must return results in a short timeframe to be clinically useful.

Clinical Trials, page 78

27. Please revise to clarify your basis for concluding that the Stanford University study indicates that CoSense “provides accurate readouts.” Please also tell us how the information in Figure 4 validates the ability of CoSense to detect the presence of hemolysis. To the extent that the information in Figure 4 does not address the performance of your product, please revise to include this information in a more appropriate section of your Business discussion.

U.S. Securities and Exchange Commission

June 10, 2014

RESPONSE TO COMMENT 27: The Company acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Registration Statement to include an additional data graphic. This graphic shows the correlation between the readout produced by the product (ETCO) and the readout produced by another metric that is acknowledged to be a direct measure of CO in the blood (COHb or carboxyhemoglobin). The correlation coefficient is 0.96, just below the theoretical maximum correlation coefficient of 1.0, which denotes a very close relationship between the two.

28. Please revise to clarify how the clinical trial conducted at The Children’s Hospital of Zhejiang shows that “ETCO measurement with CoSense can accurately determine the presence of hemolysis.” In this regard, your disclosure on page 74 states that blood tests, such as the Coombs test, are inaccurate. Accordingly, it is unclear how this trial could demonstrate the accuracy of your product given your disclosure that the study shows that CoSense “can provide information to the physician currently provided by invasive blood tests” which you state elsewhere are inaccurate.

RESPONSE TO COMMENT 28: The Company acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Registration Statement to add specific data regarding accuracy and to indicate that CoSense can provide the physician with similar information to that of a combination of several invasive tests, namely the Coombs test, hemotocrit, reticulacyte count and bilirubin. The Company further advises that ETCO testing, when corrected for ambient CO in the air, directly measures a specific byproduct of hemolysis from any etiology. A Coombs test can detect only a certain type of hemolysis (immune mediated hemolysis), and is falsely negative for other types of hemolysis. We would therefore not expect 100% concordance between the two assays if performed on the same patient.

29. We refer to Figure 5 on page 79. Please revise the table to clarify, if true, that “ETCOc” represents the performance of your CoSense product. Please also revise your disclosure to explain each of the measurements presented in the table. Please also disclose whether the results of this trial indicate that other three diagnostic tests presented in the first column are more or less accurate than CoSense as compared to results achieved from Coombs testing.

RESPONSE TO COMMENT 29: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Registration Statement accordingly.

U.S. Securities and Exchange Commission

June 10, 2014

30. With respect to the clinical trial involving children with sickle cell anemia, please tell us your basis for concluding that the ETCO levels were “reliably measured.” In this regard, please tell us, and revise as appropriate, to explain how the reliability of your product was measured in the trial.

RESPONSE TO COMMENT 30: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Registration Statement to remove the word “reliably.” The intent of the statement is to convey that the measurement of ETCO with CoSense was performed while the patients were breathing normally.

Pricing and Reimbursement, page 81

31. Please revise to explain briefly any positive or negative impacts resulting from reimbursement in the form of Diagnosis-Related Group payment as opposed to reimbursement from payors directly.

RESPONSE TO COMMENT 31: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Registration Statement to explain the relative advantage of Diagnosis-Related Group payments.

Clinical Trials of Serenz in Allergic Rhinitis, page 87

32. Please expand your disclosure to explain the basis for your belief that the magnitude of the effect of your product is larger than that of many other antihistamines, and in the range of that seen with intranasal corticosteroids. In this regard, please quantify and explain the Total Nasal Symptom Scores achieved by your product in each of the six studies for each nasal category and indicate how these scores compare relative to specific antihistamines and corticosteroids that you reference in this section, as well as the “topical decongestants” that you reference on page 73.

RESPONSE TO COMMENT 32: The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 of the Registration Statement to omit references to antihistamines and intranasal corticosteroids.

U.S. Securities and Exchange Commission

June 10, 2014

Clinical Trials of Serenz Using as-Needed Dosing, page 87

33. We refer to Figures 9 and 10. Please revise your disclosure to explain each of the measurements presented in the tables.

RESPONSE TO COMMENT 33: The Company acknowledges the Staff’s comment and has revised the first paragraph of the section “Clinical Trials of Serenz in Allergic Rhinitis,” on page 93 of the Registration Statement, to more fully describe the scoring of the components of the Total Nasal Symptom Score.

34. Please disclose the number of patients tested in each of the six trials. Please also disclose how the four to six hour relief described in the final paragraph on page 87 compares relative to competitive products in the marketplace.

RESPONSE TO COMMENT 34: We have added Figure 10 on page 93, disclosing the number of patients enrolled in each of the trials. In addition, we do not believe that it is possible to directly compare the four to six hour relief of Serenz to competitive products in the marketplace. As described on page 91-93 of this prospectus, the use of Serenz in an as-needed treatment paradigm to treat ongoing symptoms of allergic rhinitis differentiates it from other products. These products (such as antihistamines and nasal steroids) are typically used on a scheduled basis (such as once-a-day, twice-a-day etc) and take longer to have an effect. Most antihistamines take one or more hours for onset of effect, and steroids take longer. As a result, the 4-6 hour duration of Serenz’s effect cannot be directly compared to that of other products.

35. We note that the final two trials you describe at the bottom of page 88 do not appear to involve “as-needed dosing.” Accordingly, please revise to add a new heading that more accurately describe what was measured in these two trials.

RESPONSE TO COMMENT 35: The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Registration Statement accordingly.

Our Partnership for Serenz, page 89

36. Please revise to disclose, if known, whether FDA staff has provided feedback to GlaxoSmithKline indicating that the product would be classified as a drug-device combination.

RESPONSE TO COMMENT 36: The Company acknowledges the Staff’s comment and advises the Staff that in early February 2014, a member of the FDA staff communicated informally with a representative of GSK in response to an informal email inquiry and indicated that the Serenz product would be classified as a drug-device combination. This determination

U.S. Securities and Exchange Commission

June 10, 2014

was based on a one-paragraph description of the Serenz device without reference to any clinical data or other relevant information. Furthermore, the FDA staff member qualified the recommendation, noting that it was based on limited information, and referred the GSK representative to another department in order to discuss the issue in more depth.

Because of the informal nature of these communications and the very limited information on which they are based, the Company believes that disclosure of these communications in the Registration Statement would add more confusion than clarity to the regulatory disclosures. On pages 3, 19, and 96, the Company notes that the appropriate regulatory pathway is still unclear, that classification as a drug-device combination would require expensive Phase 3 studies, and that such Phase 3 studies would not in any event be funded by the proceeds of this offering. In light of this, and without any substantial, informed feedback from the FDA, the Company believes that its disclosures surrounding the uncertain regulatory pathway for Serenz are sufficient and appropriate.

37. Please revise to explain the material termination provisions of the development and commercialization agreement. To the extent that the agreement is not terminated prior to effectiveness of the registration statement, please file the agreement as a material contract pursuant to Regulation S-K, Item 601(b)(10).

RESPONSE TO COMMENT 37: The Company acknowledges the Staff’s comment and has revised its disclosure on page 96-97 of the Registration Statement to explain the material termination provisions of the development and commercialization agreement, namely to specify the 30-day termination notice provisions, and to confirm that the agreement has been terminated.

Intellectual Property, page 90

38. Please revise to describe all of the material service agreements that you reference on page 34 and file them as exhibits.

RESPONSE TO COMMENT 38: The Company acknowledges the Staff’s comment and has revised its disclosure to remove the reference to material service agreements on page 34 of the Draft Registration Statement as no such agreements are currently in place.

Our Breath Analysis Technology…, page 90

39. Please revise the final sentence on page 90 to disclose the royalty provisions.

U.S. Securities and Exchange Commission

June 10, 2014

RESPONSE TO COMMENT 39: The Company acknowledges the Staff’s comment and has revised its disclosure on page 98 of the Registration Statement to add the applicable royalty rates.

Federal Food, Drug, and Cosmetic Act, page 91

40. With respect to CoSense, please revise to identify the applicable device classification and disclose whether CoSense went through the 510(k) premarket notification process or the de novo 510(k) review process.

RESPONSE TO COMMENT 40: The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Registration Statement accordingly.

Management, page 92

41. Please revise to disclose the business experience and identify all employers as required by Regulation S-K, Item 401(e). In this regard, and without limitation, it is not clear who employed Mr. Wondka from April 2011 to May 2013 or what Mr. Nabhan’s business experience was during 2013 and early 2014.

RESPONSE TO COMMENT 41: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 of the Registration Statement to clarify Mr. Wondka’s consulting relationship with the Company between May 2011 and May 2013 and to describe Mr. Nabhan’s business experience during 2013 and early 2014, respectively.

2013 Summary compensation table, page 110

42. Please reconcile your disclosure on page 111 that Mr. Mario had a base salary of 125,000 during 2013 with your disclosure in the table which indicates that he did not receive a salary.

RESPONSE TO COMMENT 42: The Company acknowledges the Staff’s comment and has revised its disclosure on page 118 of the Registration Statement to remove any reference to salary as the salary was not paid to Dr. Mario.

43. We refer to footnote 4. Please tell us your basis for not including the fees received during 2013 in the compensation table.

U.S. Securities and Exchange Commission

June 10, 2014

RESPONSE TO COMMENT 43: The Company acknowledges the Staff’s comment and has revised its disclosure on page 117 of the Registration Statement to include the fees received by Mr. Nabhan during 2013.

Financial Statements

Note 2. Revenue Recognition, page F-13

44. Please revise to explain whether you have any additional obligations related to the license agreement with GSK. We note on page F-9 that in April 2014 GSK gave notice of their intention to terminate the agreement and return the license rights back to you. Please clarify how this termination impacts the revenue recognized in fiscal 2013 related to the license agreement, including whether any amounts will need to be repaid and whether the accounts receivable from GSK at December 31, 2013 will be collected.

RESPONSE TO COMMENT 44: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 of the Registration Statement to explain that the termination of the GSK agreement did not impact revenue recognition in the three months ending March 31, 2014 and that we have no further obligations under the GSK agreement.

Note 9. Stock Option Compensation, page F-26

45. Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

RESPONSE TO COMMENT 45: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not yet have an estimated initial public offering price range. The Company will insert a price range in a future filing and will revise the Registration Statement in response to the Staff’s comment at that time. In addition, the Company did not issue any equity instruments in 2012 and 2013. Two stock option grants were made in February 2014 pursuant to valuations performed by a third-party valuation firm.

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.

U.S. Securities and Exchange Commission

June 10, 2014

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304